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                                                                                                          EXHIBIT 12
                                     APPALACHIAN POWER COMPANY
                  Computation of Consolidated Ratio of Earnings to Fixed Charges
                                 (in thousands except ratio data)
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                                                                                Year Ended December 31,
                                                                   1991      1992      1993        1994       1995
     Fixed Charges:
       Interest on First Mortgage Bonds. . . . . . . . . . .    $ 72,800   $ 84,177  $ 80,472    $ 75,815   $ 80,777
       Interest on Other Long-term Debt. . . . . . . . . . .      18,282     17,986    16,846      16,415     16,404
       Interest on Short-term Debt . . . . . . . . . . . . .       3,089      1,792     1,615       3,366      5,119
       Miscellaneous Interest Charges. . . . . . . . . . . .       3,011      2,617     2,954       3,913      5,323
       Estimated Interest Element in Lease Rentals . . . . .       5,700      6,700     7,900       7,700      7,000

            Total Fixed Charges. . . . . . . . . . . . . . .    $102,882   $113,272  $109,787    $107,209   $114,623


     Earnings:
       Net Income. . . . . . . . . . . . . . . . . . . . . .    $140,419   $131,419  $125,132    $102,345   $115,900
       Plus Federal Income Taxes . . . . . . . . . . . . . .      47,227     46,017    51,681      39,599     53,355
       Plus State Income Taxes . . . . . . . . . . . . . . .       3,650      2,649     8,887       5,910      7,273
       Plus Fixed Charges (as above) . . . . . . . . . . . .     102,882    113,272   109,787     107,209    114,623

            Total Earnings . . . . . . . . . . . . . . . . .    $294,178   $293,357  $295,487    $255,063   $291,151


     Ratio of Earnings to Fixed Charges. . . . . . . . . . .        2.85       2.58      2.69        2.37       2.54
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